July 2008
Preliminary Terms No. 698
Registration Statement No. 333-131266
Dated June 23, 2008
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  The leverage typically applies only for a certain range of price performance.  In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.  At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	August 20, 2009
Underlying index:	PHLX Marine Shipping IndexSM
Aggregate principal amount:	$
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date	August 18, 2009, subject to adjustment for certain market disruption events.
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.70 to $12.90 (127% to 129% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	July , 2008
Original issue date:	July , 2008 (5 business days after the pricing date)
CUSIP:	617480587
Listing:
Application will be made to list the PLUS on the American Stock Exchange LLC under the ticker symbol “PUX”, subject to meeting the listing requirements.  We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.  If accepted for listing, the PLUS will begin trading the day after the pricing date.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 6  for further details.

(2)           For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.
FWP: MSPRB1007001

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Investment Overview

Performance Leveraged Upside Securities
PHLX Marine Shipping IndexSM PLUS (the “PLUS”) can be used:

▪	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index.

▪	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

▪	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	13 Months

Leverage factor:	300%

Maximum payment at maturity:	$12.70 to $12.90 (127% to 129% of the stated principal amount)

Principal protection:	None

PHLX Marine Shipping IndexSM Overview

PHLX Marine Shipping IndexSM (SHXSM) seeks to reflect the performance of publicly listed companies primarily involved in worldwide seaborne transportation of liquid goods, such as crude oil, petroleum products and chemicals, or of dry goods, such as iron ore and agricultural commodities. The index is an equal-dollar, price-weighted index, currently comprised of 16 companies in the marine shipping industry.  The PHLX Marine Shipping IndexSM has a base date of March 1, 2007 and, as a result, no performance information is available for the index before March 14, 2007.    See “Risk Factors—Limited historical information for the PHLX Marine Shipping IndexSM.”

Information as of market close on June 18, 2008

Bloomberg Ticker Symbol:	PHLXSHX

Current Index Level:	408.10

52 Weeks Ago:	305.51

52 Week High (on 5/16/08):	454.62

52 Week Low (on 8/16/07):	294.95

PHLXSHX Historical Performance – Daily Values March 14, 2007 to June 18, 2008

July 2008	Page 2

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This 13 month investment offers 300% leveraged upside, subject to a maximum payment at maturity of $12.70 to $12.90 (127% to 129% of the stated principal amount).

Investors can use the PLUS to enhance returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of price performance.
Best Case Scenario	The underlying index increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity of $12.70 to $12.90 (127% to 129% of the stated principal amount).
Worst Case Scenario	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 9)

▪	No guaranteed return of principal

▪	No interest payments

▪	Appreciation potential is limited by the maximum payment at maturity.

▪	The market price of the PLUS will be influenced by many unpredictable factors, including the value and volatility of the underlying index.

▪	The PHLX Marine Shipping IndexSM is concentrated in the worldwide seaborne transportation sector.

▪
Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪	Limited historical information for the PHLX Marine Shipping IndexSM

▪	Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index.

▪	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

▪	Economic interests of the calculation agent may be potentially adverse to investors.

▪	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

▪	Credit risk to Morgan Stanley

July 2008	Page 3

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
July , 2008	July , 2008 (5 business days after the pricing date)	August 20, 2009, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	PHLX Marine Shipping IndexSM
Underlying index publisher:	The Philadelphia Stock Exchange
Issue price:	$10 per PLUS (see “Syndicate Information” on page 6)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Leverage factor:	300%
Index performance factor:	final index value / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date as published on Bloomberg under the ticker symbol “PHLXSHX” or any successor symbol.
Final index value:	The index closing value of the underlying index on the valuation date as published on Bloomberg under the ticker symbol “PHLXSHX” or any successor symbol.
Valuation date:	August 18, 2009, subject to adjustment for certain market disruption events.
Maximum payment at maturity:	$12.70 to $12.90 (127% to 129% of the stated principal amount) per PLUS
Postponement of maturity date:
If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 9.

July 2008	Page 4

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:
Application will be made to list the PLUS on the American Stock Exchange LLC (the AMEX) under the ticker symbol “PUX”, subject to meeting the listing requirements.  We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS.  If accepted for listing, the PLUS will begin trading the day after the pricing date.

CUSIP:	617480587
Minimum ticketing size:	100 PLUS
Tax considerations:
Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪	A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

▪
Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the PLUS as well as the notice described above and its potential implications for an investment in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index and in any other securities or instruments we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

July 2008	Page 5

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS for any single investor
$10.000	$0.1500	<$999K
$9.9750	$0.1250	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.9500	$0.1000	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

July 2008	Page 6

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10

Leverage factor:	300%

Hypothetical maximum payment at maturity:	$12.80 (128% of the stated principal amount)

PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of approximately 109.333% of the initial index value.

▪	If the underlying index appreciates 5%, the investor would receive a 15% return, or $11.50.

▪	If the underlying index appreciates 25%, the investor would receive only the hypothetical maximum payment at maturity of $12.80, or 128% of the stated principal amount.

▪
If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

▪	If the underlying index depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

July 2008	Page 7

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value:

$10    +    Leveraged Upside Payment:

subject to the maximum payment at maturity for each PLUS,

If the final index value is less than or equal to the initial index value:

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

July 2008	Page 8

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

▪
Appreciation potential is limited by the maximum payment at maturity.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.70 to $12.90 (127% to 129% of the stated principal amount).  Although the leverage factor provides 300% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 127% to 129% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 109% to approximately 109.667% of the initial index value.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
The PHLX Marine Shipping IndexSM is concentrated in the worldwide seaborne transportation sector and is exposed to the risks of that sector.  The shares included in the PHLX Marine Shipping IndexSM are those of companies whose primary business is directly associated with the worldwide seaborne transportation of liquid goods, such as crude oil, petroleum products and chemicals, or of dry goods, such as iron ore and agricultural commodities.  Because the value of the PLUS is linked to the performance of the PHLX Marine Shipping IndexSM, an investment in the PLUS will be concentrated in the worldwide seaborne transportation sector.

The worldwide seaborne transportation sector has historically been highly cyclical and has experienced volatility in profitability and asset values resulting from changes in the supply of and demand for seaborne transportation of goods.  Some factors that may impact the value of stocks of seaborne transportation companies include:

(i)
changes in global and regional economic conditions and the level of industrial production and the corresponding fluctuations in the demand for oil and other commodities as raw materials for industrial production and the demand for the transportation of finished products,

(ii)	fluctuation in fuel prices, which can adversely affect profits,

(iii)	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported,

(iv)	risks related to operating ocean-going cargo vessels such as accidents, piracy, environmental accidents, cargo or property loss or adverse weather conditions,

(v)
changes in the regulations of government, maritime self-regulatory organizations, environmental organizations and other regulatory bodies, and expenses arising from current and future regulations including the obsolescence of existing cargo vessels as a result of new or modified regulations,

July 2008	Page 9

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

(vi)
the risk of business interruptions caused by war, terrorism, political action in various countries and/or labor strikes, which can be increased by operation across a wide number of legal jurisdictions,

(vii)	seasonal demand for oil, which is the principal cargo for a significant number of the index constituents, which demand historically increases in the winter months and decreases in the summer months,

(viii)
legal risks specific to the maritime transportation industry such as maritime liens brought by crewmembers, suppliers or shippers, enhanced liability schemes arising from environmental regulations and the risk of governmental requisition of vessels in a time of war,

(ix)	insurance costs which may increase as a result of changes in governmental or environmental regulations or the lack of adequate insurance,

(x)	changes in the aggregate market supply of cargo vessels, which may adversely affect charter fees, and

(xi)	delays in the production of new cargo vessels or a lack of production capacity with respect to new cargo vessels which may increase the costs of such vessels or decrease their availability.

As a result, the value of the PLUS may be subject to greater volatility and be more adversely affected by a single economic, natural, political or regulatory occurrence affecting the worldwide seaborne transportation sector than a different investment linked to securities of a more broadly diversified group of issuers.

▪
Limited historical information for the PHLX Marine Shipping IndexSM.  The PHLX Marine Shipping IndexSM was formed on March 1, 2007 and, as a result, no performance information is available for the index before March 14, 2007.  Accordingly, the PHLX Marine Shipping IndexSM historical performance data presented in this offering document starts with March 2007 and investors must take into account the very limited nature of this historical performance data when making an investment decision in the the PHLX Marine Shipping IndexSM PLUS.

▪
Not equivalent to investing in the underlying index.  Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

▪
Adjustments to the underlying index could adversely affect the value of the PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the IRS were successful in asserting an alternative characterization or treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance

July 2008	Page 10

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Other Risk Factors

▪
Secondary trading may be limited.  There may be little or no secondary market for the PLUS.  Application will be made to list the PLUS on the American Stock Exchange LLC under the symbol “PUX”.  For a security to be listed on the American Stock Exchange LLC, the requirements include, among other things, that there be 1 million units and 400 holders of such security.  However, it is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid, and we do not expect to announce whether or not the PLUS will meet those requirements prior to the pricing of the PLUS.  Because it is not possible to predict whether the market for the PLUS will be liquid or illiquid, you should be willing to hold your PLUS to maturity.

▪
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

July 2008	Page 11

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Information about the Underlying Index

The PHLX Marine Shipping IndexSM. PHLX Marine Shipping IndexSM (“SHXSM”) seeks to reflect the performance of publicly listed companies primarily involved in worldwide seaborne transportation of liquid goods, such as crude oil, petroleum products and chemicals, or of dry goods, such as iron ore and agricultural commodities. The index has a base date of March 1, 2007 and a beginning price level of 250.  The index is an equal-dollar, price-weighted index and is currently comprised of 16 companies in the marine shipping industry.  For more information see “PHLX Marine Shipping IndexSM” in Annex A to these preliminary terms.

License Agreement between the Philadelphia Stock Exchange and Morgan Stanley.  “PHLX Marine Shipping IndexSM”, “PHLX”, “The Philadelphia Stock Exchange” and “SHX” are trademarks of The Philadelphia Stock Exchange (“PHLX”).  On or prior to the pricing date, PHLX and MS & Co. will enter into a non-exclusive license agreement providing license to MS & Co., and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Marine Shipping Index, which is owned and published by PHLX, in connection with securities, including the PLUS. See “PHLX Marine Shipping IndexSM” in Annex A to these preliminary terms.

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from March 14, 2007 (the date the index was first calculate) through June 18, 2008.  The closing value of the underlying index on June 18, 2008 was 408.10.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.  The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

PHLX Marine Shipping IndexSM	High	Low	Period End
2007
First Quarter (beginning March 14, 2007)	262.64	247.48	260.02
Second Quarter	314.40	262.04	312.30
Third Quarter	381.14	294.95	378.47
Fourth Quarter	434.37	351.11	377.48
2008
First Quarter	382.00	311.42	352.57
Second Quarter (through June 18, 2008)	454.62	355.99	408.10

The PHLX Marine Shipping IndexSM was formed on March 1, 2007 and, as a result, no performance information is available for the index before March 14, 2007.    See “Risk Factors—Limited historical information for the PHLX Marine Shipping IndexSM.”

July 2008	Page 12

PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Annex A

PHLX Marine Shipping SectorSM Index

The PHLX Marine Shipping SectorSM Index (the “PHLX Marine Index”) was developed by the Philadelphia Stock Exchange, Inc. (“PHLX”) and is calculated, maintained and published by PHLX.  The PHLX Marine Index is an equal-dollar, price-weighted index that seeks to reflect the performance of publicly listed companies primarily involved in worldwide seaborne transportation of liquid goods, such as crude oil, petroleum products and chemicals, or of dry goods, such as iron ore and agricultural commodities.  The index has a base date of March 1, 2007 and was initially set at a level of 250.

The PHLX Marine Index is an equal-dollar, price-weighted index and therefore at the base date and on upon each quarterly rebalancing assigns equal weight to each component stock by representing them in approximate equal-dollar amounts.  The PHLX Marine Index is price weighted rather than market capitalization weighted.  Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding.  At the start date and on each quarterly rebalancing date thereafter, shares of the component companies are assigned to the index (the “assigned shares”) so that approximately the same total dollar value of shares of each component company are represented in the index.  The PHLX Marine Index is then calculated at any time by adding the total market value of the shares assigned at each rebalancing and dividing by the base market divisor, without any regard to the capitalization of the component companies.  Typically, the more volatile constituent issues will exert a greater influence over the movement of an equal dollar-weighted index such as the PHLX Marine Index.  The PHLX Marine Index value calculation is described by the following formula:

Total Market Value of Assigned Shares
Base Market Divisor

Index Construction and Maintenance

The PHLX Marine Index consists of 16 listed companies in the marine shipping industry. In order to be considered for inclusion in the PHLX Marine Index, a component stock must:

•
Have a market capitalization of at least $75 million, except that for each of the lowest weighted component securities that comprise no more than 10% of the index, the market capitalization must be at least $50 million;

•
Have a trading volume of at least one million shares for each of the last six months, except that for each of the lowest weighted component securities that comprise no more than 10% of the index, the trading volume must have been at least 500,000 for each of the last six months;

No single component of the index may represent more than 30% of the weight of the index and the five highest weighted components may not represent more than 50% of the weight of the index.

The index value is reported at least once every fifteen seconds.

The PHLX Marine Index is rebalanced following the close of trading on the third Friday of January, April, July and October so that the assigned shares represent approximately equal weightings among the component securities.  The following table sets out the component stocks of the PHLX Marine Index with their respective weightings as of June 19, 2008:

Component stocks	Weight
Frontline Limited	7.65%
Nordic American Tanker Shipping	7.05%
Tsakos Energy Navigation Ltd.	6.83%
Diana Shipping, Inc.	6.74%
Overseas Shipbuilding Group	6.72%
Knightsbridge Tankers Ltd.	6.54%
General Maritime Corporation	6.53%
Excel Maritime Carriers Ltd.	6.48%
DryShips, Inc.	6.33%
Teekay Corporation	6.15%
Ship Finance International Ltd.	6.05%

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PLUS Based on the Value of the PHLX Marine Shipping IndexSM due August 20, 2009
Performance Leveraged Upside SecuritiesSM

Eagle Bulk Shipping Inc.	5.94%
Alexander & Baldwin, Inc.	5.62%
Kirby Corporation	5.54%
Seaspan Corporation	5.54%
American Commercial Lines	4.29%

License Agreement between the PHLX and Morgan Stanley.  On or prior to the pricing date, PHLX and Morgan Stanley will enter into a non-exclusive license agreement providing license to Morgan Stanley, and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Marine Index, which is owned and published by PHLX, in connection with securities.

The license agreement between PHLX and Morgan Stanley will provide that the following language must be set forth in these preliminary terms:

PHLX Marine ShippingSM Index (trading symbol: “SHXSM” or “SVFSM”) and the PLUS are not sponsored, endorsed, sold or promoted by the PHLX.  PHLX makes no representation or warranty, express or implied, to the owners of the PHLX Marine ShippingSM Index or the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PHLX Marine ShippingSM Index or the PLUS particularly or the ability of the PHLX Marine ShippingSM Index to track market performance.  PHLX’s only relationship to the licensee is the licensing of certain names and marks and of the PHLX Marine ShippingSM Index, which is determined, composed and calculated by PHLX or its agent(s) without regard to the licensee.  PHLX has no obligation to take the needs of the licensee or the owners of the PHLX Marine ShippingSM Index or the PLUS into consideration in determining, composing or calculating the PHLX Marine ShippingSM Index.  PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the PLUS.  PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the PHLX Marine ShippingSM Index or the PLUS.

“PHLX Marine Shipping SectorSM Index” and “SHXSM” are service marks of the PHLX, and have been licensed for use by Morgan Stanley.

In these preliminary terms, unless the context requires otherwise, references to the PHLX Marine ShippingSM Index will include any successor index and references to PHLX will include any successor to PHLX.

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